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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section MAR 27 2017 Washington DC 406

SEC FILE NUMBER
8-30790

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/16 AND ENDING 01/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Commonwealth Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Mar West Street, Suite E
(No. and Street)

Tiburon	California	94920
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Melanie Hoffner (415) 435-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Navolio & Tallman LLP
(Name – *if individual, state last, first, middle name*)

201 Mission Street, Suite 650	San Francisco	California	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

LL

CONTENTS

OATH OR AFFIRMATION

I, Melanie Hoffner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Commonwealth Corporation, as of January 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE

A Notary public or other officer completing this certificate verifies only the identity of thee individual who signed the document to which this certificate is attached and not the truthfulness, accuracy or validity of that document.

State of California)
County of Marin)
Subscribed and sworn to before me on this 17th day of March, 2017 by Melanie K. Hoffner proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Notary Public

Signature

CFO
Title


MICHELE SALINAS
COMM. # 2118203
NOTARY PUBLIC - CALIFORNIA
MARIN COUNTY
MY COMM. EXP. JULY 31, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NAVOLIO & TALLMAN LLP
accountants | advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Stockholder
of Pacific Commonwealth Corporation

We have audited the accompanying statement of financial condition of Pacific Commonwealth Corporation (a California corporation) as of January 31, 2017, and the related statements of operations and retained earnings, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Pacific Commonwealth Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Commonwealth Corporation as of January 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information on the Computation of Net Capital in Accordance with Rule 15(c)3-1 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Pacific Commonwealth Corporation's financial statements. The supplemental information is the responsibility of Pacific Commonwealth Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information on the Computation of Net Capital in Accordance with Rule 15(c)3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

Navolio & Tallman LLP

San Francisco, CA

March 15, 2017

201 Mission Street, Suite 650, San Francisco, CA 94105
T 415.956.1750 | F 415.956.1001 | www.ntllp.com

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF FINANCIAL CONDITION
JANUARY 31, 2017

ASSETS

Cash and equivalents	$	326,448
Accounts receivable - affiliate		3,104
Prepaid expenses		1,095
Refundable deposits		3,570
TOTAL ASSETS	$	334,217

LIABILITIES AND STOCKHOLDER'S EQUITY

Income Taxes Payable	$	-0-
Total Liabilities		-0-
Common stock, no par value, 10,000 shares authorized, 50 shares issued and outstanding		2,500
Additional paid-in capital		322,500
Retained earnings		9,217
Total Stockholder's Equity		334,217
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	334,217

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF OPERATIONS AND RETAINED EARNINGS
FOR THE YEAR ENDED JANUARY 31, 2017

INCOME:		
Consulting Fees	$	17,947
TOTAL INCOME		17,947
OPERATING EXPENSES:		
Administration		597
Automobile		64
Entertainment and promotion		3
Furniture and equipment rental		54
Insurance		1,768
Professional fees		5,600
Office expense		61
Payroll taxes		56
Postage		83
Rent		50
Registration and assessment fees		3,779
Salaries		700
Taxes and licenses		51
Telephone		64
Travel		170
Utilities		2
Total Operating Expenses		13,102
OPERATING INCOME (LOSS)		4,845
OTHER INCOME:		
Interest		181
Total Other Income		181
NET INCOME (LOSS) BEFORE TAXES		5,026
TAXES ON INCOME		800
NET INCOME (LOSS)		4,226
Add: Retained Earnings, beginning of year		4,991
RETAINED EARNINGS, END OF YEAR	$	9,217

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JANUARY 31, 2017

	Common Stock		Additional Paid-in	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Stockholder's equity, January 31, 2016	50	$ 2,500	$ 322,500	$ 4,991	$ 329,991
Net Income (Loss)				4,226	4,226
Stockholder's equity, January 31, 2017	50	$ 2,500	$ 322,500	$ 9,217	$ 334,217

The accompanying notes are an integral part of these financial statements.

PACIFIC COMMONWEALTH CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2017

Cash Flows From Operating Activities:		
Net Income	$	4,226
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in accounts receivable affiliate		401
(Increase) decrease in prepaid expenses		-0-
(Increase) decrease in refundable deposits		-0-
Increase (decrease) in income taxes payable		-0-
Net cash provided (used) by operating activities		4,627
Cash Flows From Investing Activities:		
Net cash provided (used) by investing activities		-0-
Cash Flows From Financing Activities:		
Net cash provided (used) by financing activities		-0-
Net Increase (Decrease) in Cash and Equivalents		4,627
Cash and Equivalents at Beginning of the Year		321,821
Cash and Equivalents at End of the Year	$	326,448

Supplemental Disclosures of Cash Flow Information:		
Cash paid for taxes	$	800
Interest paid on borrowing	$	-0-

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Description of Operations

Pacific Commonwealth Corporation, "the Corporation", operates as a registered securities broker/dealer and financial advisor. Its business activities consist of structuring and underwriting new issue securities, trading securities and providing financial advisory services to public and private sector clients. Pacific Commonwealth Group, Inc., a holding company, owns all of the Corporation's stock.

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition

Fees and commissions are recognized as income when contractual obligations are satisfied and the income is reasonably determinable.

Cash and Equivalents

At times, the Corporation may also invest its excess cash in money market accounts and short-term securities which are highly liquid investments that are readily convertible to a known amount of cash, have an original maturity of 90 days or less, and present an insignificant risk of change in value because of interest rate changes. Cash and equivalents are carried at approximate fair value because of the short period to maturity of the instruments.

Income Taxes

Income tax expense may differ from the actual amount payable due to the different treatment of certain items for financial statement purposes and for income tax purposes. The resulting difference, if any, affects the deferred tax asset or liability accounts and represents the net change in deferred income tax expense (benefit).

Note 1 – Summary of Significant Accounting Policies - continued

The determination of the Corporation's provision for income taxes requires significant judgment, the use of estimates and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Corporation's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities.

When facts and circumstances change, the Corporation reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Corporation is required to determine whether a tax position of the Corporation is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Corporation recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Note 2 – Related Party Transactions

The Corporation shares office space with other corporations related through common ownership. Certain costs such as rent, salaries and office expenses are incurred in common by all companies. Each company is allocated a share of these expenses monthly based upon management's estimate of the work performed by each entity. For the year ended January 31, 2017, the Corporation was allocated $2,456 of expenses from its affiliate for operating expenses and the Corporation allocated $37,537 of rent expense to its affiliate. Management believes this allocation is reasonable and appropriate under the circumstances. The Corporation also received consulting income of $17,947 and repayments against the accrued balance of $53,429 for the year from its affiliate. As a result, the Corporation's accounts receivable – affiliate balance decreased from $3,505 as of January 31, 2016 to $3,104 as of January 31, 2017.

Note 3 – Administration

Administration charges reflect amounts paid to the Corporation's parent holding company for operating expenses and charges.

Note 4 – Taxes on Income

The components of the income tax expense account are as follows:

	Federal	State	Total
Current	$ 634	$ 800	$ 1434
Benefit from net operating loss carry forward	634	0	634
Current, net of net operating loss carry forwards	0	800	800
Deferred	0	0	0
Total income tax expense	$ 0	$ 800	$ 800

Note 5 – Commitments and Contingencies

The Corporation's lease on its present office located in Tiburon, California expired on September 30, 2015 and from October 1, 2015 to September 30, 2016 the Corporation's lease term was month-to-month with a monthly payment of $3,064. In September 2016, the Company extended the terms of the original lease to September 30, 2017, with a one-year extension option. The monthly payment commencing October 1, 2016 is $3,141 but since the Corporation shares office space with affiliated companies (see Note 2), its rental expense has been substantially less than its contractual obligation.

In the opinion of management there are no pending lawsuits or other contingencies, which will have a material effect on the Corporation's financial position.

Note 6 – Credit Risks

The Corporation's financial instruments that are subject to concentration of credit risk consist primarily of cash and equivalents. The Corporation maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. It believes that it is not exposed to any significant credit risk on the cash due to the financial strength of the institutions in which the deposits are maintained.

Note 7 – Net Capital Requirements

The Corporation is subject to the revised Securities and Exchange Commission (SEC) uniform Net Capital Rule, Rule 15(c)3-1, which requires broker/dealers engaged in a general securities business to maintain a minimum net capital of $250,000 and a ratio of aggregate indebtedness to net capital of not more than 15 to 1. At January 31, 2017, the Corporation had net capital of $326,448, which was $76,448 in excess of its minimum net capital requirement. The ratio of aggregate indebtedness to net capital is zero.

Note 8 – Subsequent Events

Management has evaluated subsequent events through March 15, 2017, which is the date the financial statements were available to be issued, and noted no additional events requiring recording or disclosure in the financial statements for the year ended January 31, 2017.

PACIFIC COMMONWEALTH CORPORATION
COMPUTATION OF NET CAPITAL
IN ACCORDANCE WITH RULE 15(C)3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
JANUARY 31, 2017

COMPUTATION OF NET CAPITAL

Total capital (stockholder's equity) per Statement of Financial Condition	$	334,217
Add: Subordinated liabilities, other decuctions or allowable credits		-0-
Total capital and allowable subordinated liabilities		334,217
Deductions and/or charges: Non-allowable assets		7,769
Net Capital before haircuts on secuities positions		326,448
Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f))		-0-
Net Capital	$	326,448

AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition		-0-
Additions/deductions		-0-
Total Aggregate Indebtedness	$	-0-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of Aggregate Indebtedness)	$	-0-
Minimum dollar net capital requirement of reporting broker/dealer	$	250,000
Net capital requirement (greater of above two minimum requirement amounts)	$	250,000
Excess net capital	$	76,448
Net capital at 120% of requirement	$	26,448
Ratio: Aggregate indebtedness to net capital		N/A

RECONCILIATION OF DIFFERENCE IN NET CAPITAL PER AUDIT REPORT AND AS REPORTED BY BROKER/DEALER ON FOCUS REPORT

Net capital as reported on audit report	$	326,448
Net capital as reported on FOCUS report		326,448
Difference	$	-0-

The accompanying notes are an integral part of these financial statements.

NAVOLIO & TALLMAN LLP
accountants | advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sole Stockholder
of Pacific Commonwealth Corporation

We have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report, in which (1) Pacific Commonwealth Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Pacific Commonwealth Corporation claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Pacific Commonwealth Corporation stated that Pacific Commonwealth Corporation met the identified exemption provisions throughout the most recent fiscal year ended January 31, 2017 without exception. Pacific Commonwealth Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pacific Commonwealth Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Navolio & Tallman LLP

San Francisco, CA

March 15, 2017

201 Mission Street, Suite 650, San Francisco, CA 94105
T 415.956.1750 | F 415.956.1001 | www.ntllp.com

PACIFIC COMMONWEALTH CORPORATION
SEC RULE 15c3-3 EXEMPTION REPORT
JANUARY 31, 2017

To Whom It May Concern:

Pacific Commonwealth Corporation, "the Corporation" is a registered broker/dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. section 240. 17a-5. "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Corporation states the following:

(1) The Corporation claimed an exemption from 17C.F.R. section 240.15c3-3 under the following provisions of 17C.F.R. section 240.15c3-3(k)(2)(i).

(2) The Corporation met the identified exemption provisions in 17C.F.R. section 240.15c3-3(k)(2)(i) throughout the most recent fiscal year ended January 31, 2017 without exception.

Pacific Commonwealth Corporation

I, Melanie Hoffner, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:



Melanie K. Hoffner
Chief Financial Officer
March 15, 2017